Exhibit 4
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
CHINA UNICOM (HONG KONG) LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
PROPOSED OFF-MARKET SHARE REPURCHASE
DESPATCH OF CIRCULAR TO SHAREHOLDERS

The Circular containing, among others, further details of the SKT Offer and the Share Repurchase, the letters of advice from the Independent Board Committee and N M Rothschild & Sons (Hong Kong) Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, on the Share Repurchase and the Share Repurchase Agreement and the notice of the EGM, together with a form of proxy, will be despatched to the Shareholders on Friday, 9 October 2009.
The SKT Offer and the Share Repurchase are subject to the satisfaction of the conditions set out in the Circular. Shareholders, holders of ADSs and potential investors are advised to exercise caution when dealing in the Shares, ADSs and other securities of the Company.
Reference is made to the announcement (the “Announcement”) by the Company dated 28 September 2009 in relation to the Share Repurchase. Unless the context requires otherwise, terms used in this announcement shall have the same meanings as defined in the Announcement.
The circular (the “Circular”) containing, among others, further details of the SKT Offer and the Share Repurchase, the letters of advice from the Independent Board Committee and N M Rothschild & Sons (Hong Kong) Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, on the Share Repurchase and the Share Repurchase Agreement and the notice of the EGM, together with a form of proxy, will be despatched to the Shareholders on Friday, 9 October 2009.
Shareholders are strongly advised to read carefully the Circular, including the recommendations from the Independent Board Committee and N M Rothschild & Sons (Hong Kong) Limited, before deciding on how to vote in relation to the resolution to be proposed at the EGM.
The SKT Offer and the Share Repurchase are subject to the satisfaction of the conditions set out in the Circular. Shareholders, holders of ADSs and potential investors are advised to exercise caution when dealing in the Shares, ADSs and other securities of the Company.
As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu
Non-executive Directors:	Cesareo Alierta Izuel and Jung Man Won
Independent Non-executive Directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson
Thornton and Timpson Chung Shui Ming

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
CHU KA YEE
Company Secretary
Hong Kong, 9 October 2009
The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.